

February 10, 2015

<u>Via E-Mail</u>
Yousef Dasuka, CEO
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

> **Re: UpperSolution.com**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your amended registration statement and have the following comments.

<u>Dilution, page 13</u>

1.   We note that you determined the net tangible book value per share by dividing the tangible book value of the company by the number of outstanding shares of your common stock on August 31, 2014. Please revise to calculate the net tangible book value per share using the number of shares of common stock outstanding on November 30, 2014.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

2.   Please revise to include an audit report that also covers the financial statements for the period from the inception (April 20, 2013) through May 31, 2014.

<u>Signatures, page 22</u>

3.   We note that the signatures are dated as of January 26, 2014. Please ensure that in the next amendment the dates for all signatures are correct.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
       Harold P. Gewerter, Esq.